Exhibit 12

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

						Six Months Ended June 30,
	2000	2001	2002	2003	2004	2005

Earnings
Pre-tax income*	$59,230	$54,271	$29,705	$55,987	$72,779	$31,326
Fixed charges	8,363	4,058	4,068	8,379	11,067	8,934
Total earnings	$67,593	$58,329	$33,773	$64,366	$83,846	$40,260

Fixed charges
Interest expense**	$7,926	$3,596	$3,125	$7,352	$9,679	8,182
Rental interest factor	437	462	943	1,027	1,388	752
Total fixed charges	$8,363	$4,058	$4,068	$8,379	$11,067	$8,934

Ratio of earnings to fixed charges	8.1x	14.4x	8.3x	7.7x	7.6x	4.5x

* Excludes equity earnings from investees and includes capitalized interest. ** Includes capitalized interest.